Mail Stop 4561

January 4, 2007

Mr. Alex Lightman
Chief Executive Officer and President
Innofone.com, Incorporated
1431 Ocean Ave., Suite 1100
Santa Monica, CA 90401

>   **Re: Innofone.com, Incorporated**
>   **Item 4.02 Form 8-K**
>   **Filed December 29, 2006**
>   **File No. 0-31949**

Dear Mr. Lightman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed December 29, 2006

1.   Please revise to specifically identify all periods of financial statements that should no longer be relied up, rather than referring to the forms which include financial statements that should no longer be relied upon. In is not clear from your disclosure whether your conclusion covers all periods or only certain periods covered by the filings included.

2.   We note your references to the SEC's comments and positions within the discussion of your restatement. You are responsible for your financial statements and the conclusions you reach, and your disclosure should not imply that your amendment is based on a comment or position of the SEC. Please amend your filing accordingly. In this respect, please also note that such disclosure would be

inappropriate in any filing with the SEC, including your restated financial statements.

3.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in your amended filings.

4.   Please revise your disclosure to explain in greater detail the issues leading to the non-reliance and restatement and the expected impact on the financial statements, which, if not known at this time, should be clearly stated to be unknown at this time.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda Jaffe, Staff Accountant at (202) 551-3473.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant